Ex-99.h.6.B
Schedule A

Scout International Fund
Scout Emerging Markets Fund
Scout Global Equity Fund
Scout Equity Opportunity Fund
Scout Mid Cap Fund
Scout Small Cap Fund
Scout Unconstrained Bond Fund
Scout Core Bond Fund
Scout Core Plus Bond Fund
Scout Low Duration Bond Fund

Schedule B

Compensation pursuant to Paragraph VII of this Agreement shall be calculated in accordance with the following schedules:

Name of Fund	Annual Fee Rate (% of average daily net assets)
Scout International Fund	0.05%
Scout Emerging Markets Fund	0.05%
Scout Global Equity Fund	0.05%
Scout Equity Opportunity Fund	0.05%
Scout Mid Cap Fund	0.05%
Scout Small Cap Fund	0.05%
Scout Unconstrained Bond Fund	0.05%
Scout Core Bond Fund	0.05%
Scout Core Plus Bond Fund	0.05%
Scout Low Duration Bond Fund	0.05%

ATTEST:
Scout Funds	Scout Investments, Inc.
By:	By:
Name: Andrew J. Iseman Title: President Date: March 28, 2014		Name: Andrew J. Iseman Title: CEO Date: March 28, 2014